EXHIBIT 99.2
MEDIA STATEMENT
Telkom terminates services of Chief of Operations
6 February 2009
Telkom today announced that it has terminated the services of its Chief of Operations, Motlatsi Nzeku, with immediate effect.
A new organisational structure, a process that was necessitated by the Company embracing a new strategic direction, has been announced. This structure is designed to provide focus for the execution of the Company strategy and is aimed at accelerating service delivery and implementation. As a consequence of this, the company has been in discussions with all its Chief Officers with regard to their roles under the new structure.
These processes are being conducted in close consultation with Telkom’s Board, management, staff and organised labour.
This restructuring, where certain key positions have been changed, has been vigorously opposed by Nzeku to the point where his role had become extremely divisive and counter-productive to the progressive functioning of Telkom going forward.
There are also tangible indications that recent actions by Nzeku have resulted in reputational damage amounting to defamation of the Company and its leadership.
In addition, the Company still faces many service delivery challenges, a portfolio that resided directly under Nzeku’s leadership.
Ends.
Enquiries:
Ajith Bridgraj
Telkom SA Ltd
Group Communication & Brand
Senior Specialist — Media Relations
Tel: 012 311 7720
Mobile: 082 857 5060
bridgra1@telkom.co.za
Pynee Chetty
Telkom SA Ltd
Group Communication & Brand
Specialist — Media Relations
Tel: 012 311 5247
Fax: 088 012 311 5247
Mobile: 082 857 5141
chettpr2@telkom.co.za

About Telkom
Telkom is one of the largest companies registered in South Africa and one of the largest communications services providers on the African continent based on operating revenue and assets. We had consolidated operating revenue of R56.3 billion ($6.9 billion), profit for the year attributable to the equity holders of Telkom of R8.0 billion ($981 million) and cash flow from operating activities of R10.6 billion ($1.3 billion) in the year ended March 31, 2008 and we had total assets of R70.4 billion ($8.6 billion) and equity attributable to the equity holders of Telkom of R32.8 billion ($4.0 billion) as of March 31, 2008.
We had consolidated operating revenue of R29.9 billion ($3.6 billion), profit for the year attributable to the equity holders of Telkom of R3.6 billion ($435 million) and cash flow from operating activities of R3.0 billion ($365 million) in the six months ended September 30, 2008 and we had total assets of R72.7 billion ($8.7 billion) and equity attributable to the equity holders of Telkom of R33.6 billion ($4.0 billion) as of September 30, 2008.
As of September 30, 2008, we had approximately 4.5 million telephone access lines in service and 99.9% of our telephone access lines were connected to digital exchanges. We offer business, residential and payphone customers a wide range of services and products, including:
•	fixed-line voice services, including subscriptions and connections services, local, long distance, fixed-to-mobile and international voice services, interconnection and hubbing communications services, international voice over internet protocol services, subscription based value-added voice services and customer premises equipment rental and sales;

•	fixed-line and wireless data services, including domestic and international data transmission services, such as point to point leased lines, ADSL services, W-CDMA and packet-based services, managed data networking services and internet access and related information technology services;

•	mobile communications services, including voice services, data services, value-added services and handset sales through Vodacom, our 50% joint venture with Vodafone; and
other services, including directory services, through our TDS Directory Operations Group, fixed, mobile, data and international communications services in Nigeria through our Multi-Links subsidiary, internet services outside South Africa, through our Africa Online subsidiary, and wireless data services through our Swiftnet subsidiary.